Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2004, 2005, 2006, 2007, and 2008. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for the years ended December 31, 2004, 2007, and 2008, we have provided the coverage deficiency amounts. Earnings are the sum of (i) loss from continuing operations before losses from equity affiliates, and (ii) amortization of capitalized interest, less (i) interest capitalized. Fixed charges are the sum of (i) interest expensed and capitalized, and (ii) amortization of capitalized expenses related to indebtedness.

	Year Ended December 31,
	2004	2005	2006	2007	2008
Income (loss) from continuing operations before income tax *	$(25,316)	$14,457	$2,352	$(39,100)	$(29,181)
Plus: Amortization of capitalized interest	6,411	696	372	287	255
Less: Interest capitalized	—	1	1	—	—
Earnings, as adjusted	$(18,905)	$15,152	$2,723	$(38,813)	$(28,926)

Fixed charges	6,411	696	372	286	255
Total fixed charges	$6,411	$696	$372	$286	$255

Preferred stock dividends	—	—	—	—	—
Ratio of earnings to fixed charges	—	21.77	7.32	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	21.77	7.32	—	—
Deficiency of earnings available to cover fixed charges	$(12,494)	—	—	$(38,527)	$(28,671)

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(12,494)	—	—	$(38,527)	$(28,671)

*	Excluding losses from minority interest and income/loss from equity investees.